SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)



             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                              (Amendment No. 1)(1)


                              AUDIO BOOK CLUB, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                   05068R 10 8
                                 (CUSIP Number)


                                December 31, 1998
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_| Rule 13d-1(b)

         |_| Rule 13d-1(c)

         |X| Rule 13d-1(d)


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 Pages

-----------------------------                                -------------------
CUSIP No. 05068R108                         13G                Page 2 of 5 Pages
-----------------------------                                -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Howard Herrick
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a)|_|
     Not Applicable                                                      (b)|_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
--------------------------------------------------------------------------------
     NUMBER OF SHARES    5    SOLE VOTING POWER
       BENEFICIALLY           3,941,100  as of 12/31/98 (includes currently
         OWNED BY             exercisable options to purchase 250,000 shares)
           EACH        ---------------------------------------------------------
          PERSON         6    SHARED VOTING POWER
         REPORTING
           WITH               None
                       ---------------------------------------------------------
                         7    SOLE DISPOSITIVE POWER
                              2,964,180 as of 12/31/98 (includes currently
                              exercisable options to purchase  250,000 shares)
                       ---------------------------------------------------------
                         8    SHARED DISPOSITIVE POWER

                              None
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,941,100 as of 12/31/98 (includes currently exercisable options to purchase 250,000 shares)

--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   |_|


--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        53.8%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 2 of 5 Pages

Item 1(a).     Name of Issuer:

               AUDIO BOOK CLUB, INC.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               2295 Corporate Boulevard, N.W., Suite 222 Boca Raton,
               FL 33431

Item 2(a).     Name of Person Filing:

               This Amendment No. 1 to Schedule 13G is filed on behalf of Howard Herrick (the "Reporting Person").

Item 2(b).     Address of Principal Business Office or, if None, Residence:

               Audio Book Club, Inc.
               2295 Corporate Boulevard, N.W., Suite 222
               Boca Raton, FL 33431

Item 2(c).     Citizenship:

               Mr. Herrick is a United States citizen.

Item 2(d).     Title of Class of Securities:

               Common Stock, no par value

Item 2(e).     CUSIP Number:

               05068R108

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

               (a) - (j):  Not applicable.


Item 4.        Ownership:

               (a) Amount Beneficially Owned: At December 31, 1998, the Reporting Person beneficially owned 3,941,100 shares, consisting of: (i) 2,714,180 shares held by N. Herrick Irrevocable ABC Trust, of which the Reporting Person is the sole trustee, (ii) 488,460 shares held by M.E. Herrick Irrevocable Trust, of which the Reporting Person is the sole trustee, (iii) 488,460 shares owned by the Reporting Person, and (iv) 250,000 shares issuable upon the exercise of stock options granted to the Reporting Person. The Reporting Person has granted sole dispositive rights in the shares referred to in (ii) and (iii) above to Mr. Norton Herrick


                                Page 3 of 5 Pages
               but the Reporting Person has maintained voting rights over such shares.

               (b) Percent of Class: As of December 31, 1998 the Reporting Person beneficially owned 53.8% of the Common Stock. This percentage calculation was based on 7,078,920 shares of Common Stock outstanding as of December 31, 1998.


               (c) Number of shares as to which such person has:

                    (i)  sole power to vote or to direct the vote:

                          3,941,100 (includes currently
                          exercisable options to purchase 250,000
                          shares)

                    (ii) shared power to vote or to direct the vote:

                           None.

                    (iii) sole power to dispose or to direct the disposition of:

                           2,964,180 (includes currently
                           exercisable options to
                           purchase 250,000 shares)

                    (iv) shared power to dispose or to direct the disposition
                         of:

                          None.

Item 5.        Ownership of Five Percent or Less of a Class.

               Not Applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another
               Person.

               Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               Not Applicable.

Item 8.        Identification and Classification of Members of the Group.

               Not Applicable.

Item 9.        Notice of Dissolution of Group.

               Not Applicable.

Item 10.       Certification.

               Not Applicable.

                                Page 4 of 5 Pages

                                    SIGNATURE


     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:   February  __, 1999



                                            Signature:
                                            Name/Title:   Howard Herrick




                                Page 5 of 5 Pages